Exhibit 12

Microsoft Corporation

Computation of Ratios of Earnings to Fixed Charges

(in millions, except ratios)

	Fiscal Year Ended June 30,
	2009	2008	2007	2006	2005
Earnings(a):
Earnings from continuing operations before income taxes	$20,363	$22,271	$18,438	$16,380	$14,576
Add: Fixed charges	108	151	271	331	247
Add: Cash distributions from equity method investments	85	10	–	51	11
Subtract: Income from equity method investments	81	62	62	–	–

Total Earnings	$20,475	$22,370	$18,647	$16,762	$14,834

Fixed Charges (b):
Interest expense	$38	$106	$230	$295	$209
Capitalized debt issuances costs	20	–	–	–	–
Interest component of rent expense	50	45	41	36	38

Total Fixed Charges	$108	$151	$271	$331	$247

Ratio of Earnings to Fixed Charges	190	148	69	51	60

(a)

Earnings represent earnings from continuing operations before income taxes and before income (losses) from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.

(b)

Fixed charges include: (a) interest expense; (b) capitalized debt issuance costs; and (c) the portion of operating rental expense which management believes is representative of the interest component of rent expense.